UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------
                            SCHEDULE 14f-1

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                     Securities Exchange Act of 1934
                        and Rule 14f-1 thereunder

                         MAS ACQUISITION VII CORP.
                         -------------------------
              (Name of Small Business Issuer in its charter)


                      Indiana                               35-2065469
           -------------------------------           ----------------------
           (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)            Identification Number)


           450 Jevlan Drive, Suite 106, Woodbridge
           Ontario, Canada                                  L4L-8E2
          -------------------------------------------      ----------
           (Address of principal executive officers)       (Zip Code)

           Registrant's telephone number, including area code: (905) 851-2602
                                                               --------------


                         --------------------

                             INTRODUCTION

  Dimgroup, Inc. ("DGI") was registered in the State of Nevada in April 1999. Dimgroup.com is striving to become a leading web-based provider of comprehensive, timely, original and trustworthy financial information aimed at helping investors make informed decisions. The Company currently have a community of loyal readers who turn to Dimgroup.com for their financial and investment information. We plan to grow this community and increase the web-based content in order to maintain a high level of service for our readers. Dimgroup.com pursues commercial opportunities in the Internet publishing business. It continues to enhance its online presence as a financial information destination through a network of Internet sites under the brand name Dimgroup.com. The site provides investors with extensive and useful financial information free of charge. At the present time, the Company issues newsletters weekly to subscribers, which provide them with an overview of the past week's market movement and trends.

  On August 11, 1999, DGI entered into a Stock Exchange Agreement (the "Agreement") with MAS Acquisition VII Corp. (the "Company"). This
Statement is being mailed on or about August 16, 1999 to holders of record on August 16, 1999 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of the Company. It is being furnished in connection with the merger and change of the Company's directors effected on or around
August 16, 1999.

  As result of the Agreement between the Company and DGI, DGI has merged into the Company and the Company has changed its name to Dimgroup.com Inc.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

  Pursuant to the terms of the Agreement, 4,500 shares of Common Stock of DGI shall convert into 7,667,820 shares of Common Stock of the Company at the conversion rate of 1 to 1703.96. In addition the Company has accepted the return of, and cancelled, 7,667,820 shares of Common Stock of the Company issued to Aaron Tsai.

  As a result of the Agreement, the Company has accepted the resignation of Aaron Tsai, the Company's sole Director and Officer, as of August 16, 1999, and appointed Marc Cianfarani as Chief Executive Officer and Chairman of the Board of Directors, Nick Montesano as Chief Operating Officer and Director and Berto Napoleone as Executive Vice-President of Personnel and Director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of August 16, 1999. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address                  Number of Shares
of Beneficial Owner              Beneficially Owned       Percent of Class
---------------------------     --------------------      ----------------
Marc Cianfarani (1)(4)              2,555,940                   30.0%
Chairman of the Board,
President and CEO

Nick Montesano (2)(4)               2,555,940                   30.0%
Chief Operating Officer
and Director

Berto Napoleone (3)(4)              2,555,940                   30.0%
Executive V.P. and
Director

Aaron Tsai (5)                        582,180                    6.8%

All Officers and Directors          7,667,820                   90.0%
(3 persons)
___________________________


(1) Includes a) 50,000 shares held by Maria Cianfarani, mother of Marc Cianfarani, b) 50,000 shares held by Rob Cianfarani, brother of Marc Cianfarani, c) 50,000 shares held by Anthony Pizzonia, brother-in-law of Marc Cianfarani, d) 50,000 shares held by Charlie Gallo, brother-in-law of Marc Cianfarani, e) 50,000 shares held by Angelo Gallo, father-in-law of Marc Cianfarani and f) 400,000 shares held by Grace Cianfarani, wife of Marc Cianfarani.

(2) Includes a) 400,000 shares held by Jennifer Montesano, wife of Nick Montesano, b) 50,000 shares held by Antonietta Montesano, mother of Nick Montesano, c) 50,000 shares held by Robert Montesano, brother of Nick Montesano, d) 50,000 shares to Lisa Montesano, sister of Nick Montesano,
e) 50,000 shares held by Norma Giacco, mother-in-law of Nick Montesano,
f) 50,000 shares held by Mark Giacco, brother-in-law of Nick Montesano and g) 50,000 shares held by Richard Giacco, brother in law of Nick Montesano.

(3) Includes a) 150,000 shares held by Sandra Napoleone, wife of Berto Napoleone, b) 50,000 shares held by Elia Napoleone, mother of Berto Napoleone, c) 50,000 shares held by David Napoleone, brother of Berto Napoleone, d) 50,000 shares held by Loreta Dirauso, sister of Berto Napoleone, e) 50,000 shares held by Connie Galdame, sister of Berto Napoleone, f) 50,000 shares held by Angela Mendolia, mother-in-law of Berto Napoleone and g) 150,000 shares held by Domenic Mendolia, brother-in-law of Berto Napoleone.

(4) The address for each officer/director is c/o Dimgroup.com Inc., 450 Jevlan Drive, Suite 106, Woodbridge, Ontario L4L-8E2, Canada.

(5) Mr. Aaron Tsai is the former President of MAS Acquisition VII, Inc. Mr. Tsai's address is c/o MAS Financial Corp., 1710 E. Division St., Evansville, IN 47711

              DIRECTORS AND EXECUTIVE OFFICERS

  The following persons are the Directors and Executive Officers of the Company after the merger:

Name                   Age                   Position(s)
--------------------   ---         -----------------------------------------
Marc Cianfarani         31         Chairman of the Board, President and CEO

Nick Montesano          30         Chief Operating Officer and Director

Berto Napoleone         28         Executive V.P. and Director


MARC CIANFARANI

  Mr. Cianfarani is one of the founders of Dimgroup, Inc. and has been Chairman of Board of Directors, President and CEO since March 1998. Mr. Cianfarani was co-founder and director of CMN Consultants, an advocacy firm formed to resolve workplace accident disputes from 1993 to 1998. Mr. Cianfarani successfully completed the Canadian Securities Course in 1989 and received an Honors degree in Economics from York University in 1990. From 1990 to 1993 he was a Future Economic Loss Adjudicator at the Workplace Safety and Insurance Board. As President and CEO of Dimgroup, Inc., Mr. Cianfarani is responsible for spearheading strategic development as well as overseeing the editorial, content and community operations.

NICK MONTESANO

  Mr. Montesano is one of the founders of Dimgroup, Inc. and has been Chief Operating Officer and Director since April 1999. Mr. Montesano was co-founder and director of CMN Consultants, an advocacy firm formed to resolve workplace accident disputes from 1993 to 1999. Mr. Montesano worked at the Workplace Safety and Insurance Board from 1990 to 1993 and was responsible for the support and maintenance of clinet's files. Mr. Montesano successfully completed courses in sales and marketing in 1993, which he used to develop a client base for CMN Consultants. At Dimgroup, Inc., his primary focus is marketing and developing the company's advertising revenue as well as increasing brand awareness.

BERTO NAPOLEONE

  Mr. Napoleone is one of the founders of Dimgroup, Inc. and has been Executive Vice-President and Director since April 1999. Mr. Napoleone was co-founder and director of CMN Consultants, an advocacy firm formed to resolve workplace accident disputes from 1993 to 1999. Mr. Napoleone worked at the Workplace Safety and Insurance Board from 1990 to 1993 and was responsible for the issuance and compliance of government forms.
He also made decisions on initial requests by clients pertaining to legislative authority. At Dimgroup, Inc., Mr. Napoleone is responsible for matters pertaining to corporate governance, contracts, licensing, insurance and compliance with local, state and federal laws.

            COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:


Name and Principal Position               Annual Salary
------------------------------------      -------------

Marc Cianfarani                           US$60,000

Nick Montesano         	                  US$60,000

Berto Napoleone                           US$60,000


SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 18, 1999

                                     Dimgroup.com Inc.



                                     By: /s/ Marc Cianfarani
                                        --------------------------------
                                         Marc Cianfarani, President, CEO
                                         and Chairman of the Board of
                                         Directors